AUTONATION, INC.
AutoNation Tower
110 SE Sixth Street
Fort Lauderdale, FL 33301
May 30, 2008
VIA EDGAR SUBMISSION
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	AutoNation, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 28, 2008 Definitive Proxy Statement on Schedule 14A Filed March 27, 2008 File No. 001-13107
Dear Mr. Owings:
     This letter responds to the comments that AutoNation, Inc. (the “Company”) received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2008. For your convenience, we have set forth each of the Staff’s comments below followed by our response to each comment.
Form 10-K for Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
1.	We note your discussion in MD&A of the challenges in the automotive retail industry resulting from the slowing economy and tightening credit markets. To help us and your investors better understand how recent changes in the economy affect your company, please respond to the following comments:
•	Given that goodwill comprises approximately one-third of your total assets, please expand your critical accounting policy for goodwill to focus on the assumptions and uncertainties that underlie your goodwill impairment testing, including better explaining how you arrive at your estimates of fair value, how accurate such estimates have been in the past, how much the estimates have changed in the past, and whether such estimates are reasonably likely to change in the future. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of our Release No. 33-8350.

•	Please consider providing similar expanded disclosures for your franchise rights assets.

•	Given that inventory comprises approximately 27% of your total assets, please tell us how you considered providing a critical accounting policy on inventory impairment. In this regard, we assume from your disclosures that you have not incurred any inventory impairments in the periods presented in your financial statements. Please confirm our assumption or explain this matter to us in more detail. Please consider whether your investors would benefit from additional insight as to the likelihood of inventory impairments resulting from reasonably likely changes in the future. Additionally, given your disclosure of the days supply of inventory that you maintain, if your estimate of the amount of inventory needed to cover a certain number of days has changed significantly, or is reasonably likely to change significantly in the future, we believe you should consider addressing this in a critical accounting policy.

•	We note your discussion of the reserve for chargebacks. Please provide us with a rollforward of your reserve for each of the three years presented in your financial statements, and tell us how you considered disclosing this information under Articles 5-04 and 12-09 of Regulation S-X. Please expand your critical accounting policy for revenue recognition and chargebacks to better explain how accurate such estimates have been in the past, how much the estimates have changed in the past, including whether you are seeing a trend of increasing chargebacks resulting from the slowing economy, and whether such estimates are reasonably likely to change in the future. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. In this regard, we note that while your finance and insurance, net revenues comprise a small percentage of your total revenues, they appear significant to your gross profit and net income.

•	Please describe to us the extent of your use of price reductions or any other customer incentives that you offer beyond those provided by the manufacturers. To the extent that you offer such incentives, please tell us how you account for such incentives, and how you considered disclosing your accounting policy. Additionally, to the extent that the use of such incentives is more prevalent in certain markets than others, please address this in your analysis of results of operations as part of providing your investors with a view of the company through the eyes of management.
Response:

Goodwill and Franchise Rights

Please see Attachments 1 and 2 for examples of revisions we will include, to the extent applicable, in future filings to our critical accounting policies related to goodwill and franchise rights to describe the valuation methods and related estimates and assumptions used in our impairment testing, as well as the sensitivity of significant estimates and assumptions to changes.

Inventory

With respect to inventory, we have three categories of inventory: (1) new vehicles, (2) used vehicles, and (3) parts, accessories, and other. New vehicle inventory comprised 80% of our total inventory as of December 31, 2007, and 81% of our total inventory as of December 31, 2006. We have generally not experienced losses on the sale of new vehicle inventory, in part due to incentives provided by manufacturers to promote sales of new vehicles and our inventory management practices noted below.

Used vehicle inventory comprised 13% of our inventory at both December 31, 2007 and 2006. In general, used vehicles that we do not expect to sell on a retail basis are sold in wholesale auctions. The value of our used vehicle inventory was reduced by $2.0 million at December 31, 2007 (to $313.1 million) and $1.8 million at December 31, 2006 (to $299.9 million) to reflect estimated losses on used vehicle inventory that we estimated would be sold in wholesale auctions at a loss.

Parts, accessories, and other inventory, which totaled $150.8 million at December 31, 2007, and $148.8 million at December 31, 2006, comprised 6% of our inventory and less than 2% of our total assets at December 31, 2007 and 2006. Parts, accessories, and other inventory are carried at the lower of acquisition cost (first-in, first-out method) or market. The value of our parts, accessories, and other inventory was reduced by $5.8 million at December 31, 2007, and $3.0 million at December 31, 2006, to reflect inventory write downs.

With respect to inventory levels, we do not currently anticipate a significant change in the level of inventory we are required to maintain. Additionally, given our inventory management practices (such as managing our inventory purchases based on our sales forecasts), we do not believe the current business climate, including challenges in the automotive retailing industry resulting from the slowing economy and tightening credit markets, will increase the likelihood of material impairment charges.

As a result of our inventory management practices and the level of inventory write-downs noted above, we do not believe that inventory valuation is a critical accounting policy.

Chargeback Liabilities

With respect to chargeback liabilities, the requested rollforward of our estimated liability for each of the three years presented in our financial statements is as follows (in millions):

	2007	2006	2005
Balance — January 1	$70.1	$67.7	$65.9

Add: Provisions	46.8	57.2	57.9

Deduct: Chargebacks	(54.4)	(54.8)	(56.1)

Balance — December 31	$62.5	$70.1	$67.7

We believe our estimated liability for chargebacks represents a contingent obligation and, therefore, is not subject to the requirements of Rule 12-09 of Regulation S-X.

Please see Attachment 3 for example revisions we will include, to the extent applicable, in future filings to our critical accounting policy for chargebacks. We will also identify the effects of the slowing economy on our estimated liability for chargebacks, if significant.

Price Reductions and Incentives

With respect to customer incentives and price reductions beyond what is offered by the various manufacturers, our stores periodically offer various sales promotions and incentives to drive traffic and sales. We do not have formal company-wide price reduction programs for our customers. Individual vehicle sales transactions are negotiated with customers on a transaction-by-transaction basis. The effect of changes in transaction prices is reflected in changes in our gross margins, which we disclose and discuss in our MD&A.
Liquidity and Capital Resources, page 36
2.	We note that you have repurchased a significant amount of your outstanding stock over the past two years, reducing the number of shares outstanding by approximately 30% over this two year period. We also note that a significant portion of these repurchases appear to have been funded by the issuance of debt. Given these significant changes in your capital structure, we believe you should provide your investors with further insight into management’s decisions concerning these significant stock repurchases and debt issuances. We remind you that MD&A is intended to enable your investors to see the company through the eyes of management and to provide the context within which your financial information should be analyzed. To achieve these objectives, we believe that your discussion of material changes in your capital structure should not only explain what changed, but should also analyze the underlying factors behind these changes, including how these changes fit into management’s overall business plan. Please refer to our Release No. 33-8350, and tell us how you considered revising your MD&A narrative to address these concerns.

Response: In future filings, we will expand our discussion in the Liquidity and Capital Resources section of MD&A based on the guidance in Release No. 33-8350. The following example demonstrates how we would consider revising our December 31, 2007 discussion, which will be updated as appropriate in future filings:
In April 2006, we purchased 50 million shares of our common stock at $23 per share for a purchase price of $1.15 billion pursuant to our equity tender offer. After the completion of our equity tender offer, we repurchased an additional 11.2 million shares of our common stock for a purchase price of $228.9 million during the remainder of 2006, for a total of 61.2 million shares repurchased for an aggregate purchase price of $1.38 billion in 2006. During 2007, we repurchased 33.2 million shares of our common stock for an aggregate purchase price of $645.7 million (average purchase price per share of $19.43). On a cumulative basis since January 1, 2006 through December 31, 2007, we repurchased approximately 31% of our common shares outstanding (net of issuances in connection with stock option exercises) for approximately $2.0 billion and have issued approximately $1.3 billion of new debt (net of repayments), in part, to fund these repurchases.

We believe that stock repurchases are consistent with the objective of returning value to stockholders and increasing long-term stockholder value. We have completed stock repurchases using available cash and new borrowings to maintain an appropriate balance between meeting the needs of our business and delivering value to our stockholders.

At December 31, 2007, $196.7 million remained available for share repurchases under the existing repurchase program approved by our Board of Directors. Future share repurchases are subject to limitations in the indenture relating to our senior unsecured notes. At January 1, 2008, approximately $30 million remained available for share repurchases and other restricted payments under the indenture relating to our senior unsecured notes. This amount will increase in future periods by 50% of our cumulative consolidated net income (as defined in the indenture), the net proceeds of stock option exercises, and certain other items, and decrease by the amount of future share repurchases and other restricted payments subject to these limitations.

While we expect to continue repurchasing shares in the future, the decision to make additional share repurchases will be based on such factors as the market price of our common stock versus our view of its intrinsic value, the potential impact on our capital structure, and the expected return on competing uses of capital, such as dealership acquisitions, capital investments in our current business, or pay down / repurchases of our debt.
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, net, page 52
3.	We note that you perform your annual goodwill impairment test on an enterprise-wide level. Please explain to us in reasonable detail how your use of one reporting unit in your goodwill impairment test is consistent with paragraphs 30 and 31 of SFAS 142. If applicable, please also tell us why you do not assign goodwill to individual reporting units.

Response: We operate in a single operating and reporting segment, automotive retailing. As of December 31, 2007, we operated 322 new vehicle franchises from 244 stores. Our stores have from time to time been organized into different geographic regions. Changes to our geographical organizational structure are facilitated by the economic and operating similarities of our stores. As of December 31, 2007, our stores were organized into four regions.

We believe that each of our four regions represent “components,” as defined in paragraph 30 of SFAS 142, since each region meets the definition of a “business” and has separate and distinct financial information. Additionally, however, these components have similar economic characteristics and, therefore, should be considered as a single reporting unit as further described in paragraph 30 of SFAS 142 and in Emerging Issues Task Force (“EITF”) Abstracts, Topic D-101, “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142.”

We believe all of our regions have similar economic characteristics as a result of several factors, including:

•	Our regions have historically exhibited comparable gross profit percentages.

•	Each region is comprised of a mix of brands of new vehicle franchises, which offer similar products and services.

•	The stores within our regions use standardized policies and procedures, including similar finance and insurance products and sales processes.

•	Each franchise sells predominantly to end consumers and operates under the same types of manufacturer and state regulatory environments.

•	Our stores share common information technology systems and operate under standardized accounting policies. In addition, most of our stores utilize a shared service center for certain accounting and other administrative functions.
As a result of the foregoing, we have a single reporting unit for the purposes of goodwill impairment testing, which we believe to be consistent with the requirements of paragraphs 30 and 31 of SFAS 142.
Revenue Recognition, page 55
4.	You disclose that you sell and receive a commission, which is recognized upon sale, on several types of products, including extended service contracts, maintenance programs, guaranteed auto protection, tire and wheel protection, and theft protection products. You further indicate that your product offerings include those that are sold and administered by independent third parties. Please provide us with the following information regarding these products:
•	Since you recognize the net commission received as revenue at the point of sale, it appears that you do not consider yourself to be the legal obligor in any jurisdiction under these arrangements. If you are not the legal obligor, please clarify how you arrived at that determination. If you are considered the legal obligor in one or more jurisdictions, please clarify your disclosures accordingly and tell us how you recognize revenues for those contracts. Please quantify for us the gross amounts of proceeds received and commissions paid that have been reflected in revenue under these contracts for the historical periods presented. Please see FASB Technical Bul1etin 90-1 and SFAS 113.

•	Please explain to us in further detail the nature and terms of your “retrospective commission arrangements” and the related accounting treatment. Please specify the accounting literature used to account for these contracts. Please also clarify how your participation in these contracts is determined. If you know at inception whether or not you will participate in future profit pursuant to these arrangements, please tell us if you defer the initial commission revenue and explain the reasons for your determination.

Response:

Commissions Recorded at Point of Sale

With respect to commissions on various products, such as extended service contracts, maintenance programs, guaranteed auto protection, tire and wheel protection, and theft protection products, we are not the legal obligors under these arrangements, with limited immaterial exceptions. We made this determination based on a review of the terms of our agreements and customer agreements with the independent third parties that sell and administer them and applicable laws and regulations in the jurisdictions in which we operate. Accordingly, we do not believe FASB Technical Bulletin 90-1 applies to these arrangements. Similarly, since we neither underwrite these arrangements nor receive indemnification through reinsurance, we do not believe SFAS 113 applies to them.

Retrospective Commissions

Separately, we receive retrospective commissions for certain financing and insurance transactions that we arrange under agreements with third parties. In these arrangements, which are subject to formal agreements, these commissions are based on the ultimate profitability of the products to the extent they are positive. However, we do not bear any underwriting risk in any of these arrangements. Additionally, retrospective commissions are not subject to cancellation chargebacks and do not require any additional services or involvement by us.

Typically, these arrangements provide for an annual payout based on the protection product performance results for that year. The payout amounts are determined using fixed formulas, which are contained in our agreements with the third parties that sell and administer these products. We receive reports from specific product administrators one quarter in arrears, based on actual product performance. We determine retrospective commissions earned through the current reporting quarter, based on the information provided in these reports from administrators and our historical experience.

Revenue is recognized in accordance with SAB 104, since persuasive evidence of an arrangement exists (formal agreements), delivery has occurred, the commission amounts are determinable, and collection is reasonably assured.

5.	Please provide us with, and expand your accounting policy to disclose, a more detailed description of your revenue recognition for providing services. Please tell us whether you provide guarantees for your service work, either to your customers or, in the case of work done under manufacturer warranties and service contracts, to the manufacturers. If so, please explain how such guarantees impact your revenue recognition and tell us what consideration you gave to the disclosure requirements of paragraph 14 of FIN 45.

Response: The following example demonstrates how we will revise our accounting policy disclosure in future filings:
We provide automotive services, such as customer-paid repairs and maintenance, as well as repairs and maintenance under manufacturer warranties and extended service contracts. We recognize revenue for services when they are completed.

With respect to service work guarantees, we provide certain guarantees for the work performed for customers, including warranty and extended service contract work performed on behalf of manufacturers. Re-work related to such guarantee-related claims is typically provided within a short period after the service work is performed. Our costs for performing such re-work were not material in 2007, 2006, or 2005. Since this type of guarantee is not material to our financial statements, we do not defer revenue recognition and do not provide disclosures related to such guarantees.
Note 13, Discontinued Operations, page 69
6.	We note your disclosures concerning sales of your stores. Please tell us how you considered quantifying the number of stores sold each year, similar to your disclosure in Note 15 of the number of stores acquired each year, as we believe this information is useful to your investors. If there is a significant change in the number of stores sold from year to year, please provide your investors with some insight into the reasons for these variances, either here or in your MD&A analysis.

Response: The following example demonstrates how we will revise our discontinued operations footnote in future filings:
We received proceeds (net of cash relinquished) of $55.1 million (related to the sale of 14 stores) in 2007, $24.0 million (12 stores) in 2006, and $55.0 million (15 stores) in 2005.
If there is a significant change in the number of stores sold from year to year in the future, we will discuss the reasons for such a change in our footnotes or within MD&A.
Definitive Proxy Statement on Schedule 14A as filed March 27, 2008
Compensation Discussion & Analysis, page 17
Setting Compensation Levels of Executive Officers, page 17
7.	Please expand your discussion here to address in more detail the company’s use of the comparative pay of the retail companies that you name here. For example, we note your statement that you review the data “for informational purposes” but that does not explain what the information you are reviewing tells you about your own compensation levels. Please also tell us how you determined to include the companies you name in the pool of retail companies you review.

Response: In future filings, we will expand the discussion under “Compensation Discussion and Analysis” to address in more detail the Company’s use of the comparative pay of peer group companies. Our peer group includes comparable specialty retail companies based on specific financial measures, including, but not limited to, revenue, total assets, market capitalization, and net income. The following example demonstrates how we would consider revising the disclosure referenced in the comment above, which will be updated as appropriate in future filings:

As part of its review of executive compensation, the Committee reviews the executive compensation arrangements at peer group companies. Our peer group includes comparable specialty retail companies based on specific financial measures, including, but not limited to, revenue, total assets, market capitalization, and net income. For 2007, our peer group consisted of the following companies: AutoZone, Inc., Best Buy Co., Inc., Circuit City Stores, Inc., CVS Caremark Corporation, Foot Locker, Inc., The Gap, Inc., Kohl’s Corporation, Limited Brands, Inc., Macy’s, Inc., Office Depot, Inc., RadioShack Corporation, Ross Stores, Inc., Saks Incorporated, Staples, Inc., and The TJX Companies, Inc. The Committee makes changes to our peer group only when comparison to a company is no longer appropriate. The Committee reviews the executive compensation benchmark data at a high level in order to evaluate and confirm whether our executive compensation is within a reasonably competitive range. The Committee, however, does not set executive compensation at a set target percentile within the peer group. Instead, the Committee focuses on providing compensation that is fair for the services rendered and transparent, closely linking executive compensation with the achievement of Company performance goals, and creating an owner-oriented, pay-for-performance culture, where the interests of our executive officers are aligned with the long-term interests of our stockholders.
2007 Executive Compensation Elements, page 18
8.	In your discussion of the Annual Incentive Bonus, you mention that bonus awards will be payable based upon a sliding scale based on your actual achievement relative to the predetermined goals. If this means that the participants in the bonus awards could earn less or more than you state here, please revise to disclose the threshold and/or stretch goals reflected as a percentage of salary.

Response: In future filings, we will disclose any threshold or stretch goals for bonus awards under the Company’s incentive compensation and equity-based plans.

9.	Please also explain how the Subcommittee determines which of your named executive officers or other key employees participates in the Executive Incentive Bonus Plan. For example, we note your indication that Mr. McAllister was not eligible to receive an award under the plan in 2007. Please revise to explain why.

Response: In future filings, we will explain how the Subcommittee determines which of the Company’s named executive officers participate in the Executive Incentive Bonus Plan. Historically, the Subcommittee has selected only those officers who were likely to receive annual compensation in excess of $1 million. The Executive Incentive Bonus Plan is designed to, among other things, ensure that annual cash performance bonuses payable to executive officers of the Company are tax deductible by the Company pursuant to Section 162(m) of the Internal Revenue Code. Since Mr. McAllister had previously announced that he would resign from the Company effective March 29, 2007, the Subcommittee did not select him to participate in the Executive Incentive Bonus Plan.

10.	Please clarify whether the percentages reflected in the “2008 Target Award as a Percentage of Base Salary” chart are intended to apply to both the AutoNation Operating Performance Plan and the Executive Incentive Bonus Plan.

Response: The percentages reflected in the “2008 Target Award as a Percentage of Base Salary” chart apply only to the Executive Incentive Bonus Plan. In future filings, the Company will clarify further that executive officers may participate in either the AOP Plan or the Executive Incentive Bonus Plan, but not both.

11.	It does not appear that you have disclosed the 2008 annual performance goals necessary for the executives to receive the awards you discuss here. Please disclose or, to the extent you believe disclosure of the company’s performance goals are not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the performance goals would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

Response: In the proxy statement, we provided clear and comprehensive disclosure regarding the Company’s bonus plans and disclosed the performance goals for the most recently completed fiscal year (2007). Furthermore, we disclosed in the proxy statement that the performance goals for the current fiscal year (2008) are based upon the achievement of specified levels of adjusted operating income per share and adjusted operating income as a percentage of gross profit, the same financial metrics that the Committee used for 2007. Although the performance goals have been adjusted for 2008, there has been no material change in the Company’s compensation policies since the Company’s last fiscal year’s end and certainly no change that could affect a fair understanding of 2007 executive compensation. As a result, we believe that disclosure of the performance goals for the current fiscal year would not provide investors with material information that is necessary to an understanding of the Company’s compensation policies and decisions regarding its named executive officers and is therefore not required under Item 402(b) of Regulation S-K. See Instruction 2 to Item 402(b) of Regulation S-K.

In addition, we respectfully advise the Staff that the Company does not provide annual or quarterly earnings guidance to investors, analysts, or other market professionals. We believe that providing earnings guidance, or addressing, directly or indirectly, analysts’ earnings expectations, improperly focuses the Company and the investment community on short-term results, rather than on the Company’s long-term financial performance. In this connection, we believe that disclosure of the 2008 performance goals would be, in effect, the disclosure of earnings guidance, which the Company is not required to provide, with such disclosure providing the reader no material information necessary to an understanding of the Company’s executive compensation.

Notwithstanding our belief that disclosure of the 2008 performance goals is not required under Item 402(b) of Regulation S-K, we also believe that disclosure of the 2008 performance goals could result in competitive harm to the Company. The Company’s performance goals for the current fiscal year are confidential commercial and financial information of the Company and are not disclosed outside the Company. These goals are approved by the Committee based on the Company’s budgeting and financial plan forecasts and provide insight into the Company’s business plans and how the Company views current and future market and industry conditions.
* * * * *

     In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (954) 769-3145.

Respectfully submitted,
/s/ Michael J. Stephan
Michael J. Stephan
Vice President — Corporate Controller

cc:	Michael J. Jackson, Chairman and Chief Executive Officer, AutoNation, Inc.
Robert R. Grusky, Audit Committee Chair, AutoNation, Inc.
Michael J. Short, Executive Vice President and Chief Financial Officer, AutoNation, Inc.
Jonathan P. Ferrando, Executive Vice President, General Counsel and Secretary, AutoNation, Inc.
Hector Mojena, KPMG LLP
Jonathan Awner, Esq., Akerman Senterfitt

Attachment 1
Goodwill
     Description
     Goodwill is tested for impairment at least annually or more frequently if events or circumstances indicate that impairment may have occurred. We are subject to financial statement risk to the extent that goodwill becomes impaired due to decreases in the fair value of our business. As of December 31, 2007, we have $2.8 billion of goodwill on our Consolidated Balance Sheet.
     The test for goodwill impairment, as defined by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), is a two-step approach. In the first step of the impairment test, we are required to determine if the fair value of our single reporting unit is less than its carrying value. If so, we are required to proceed to the second step, which involves an analysis reflecting the allocation of the fair value determined in the first step (as if it was the purchase price in a business combination). This process results in the determination of a new amount of goodwill. The calculated fair value of the goodwill resulting from this allocation would be compared to the carrying value of the goodwill in the reporting unit with the difference reflected as a non-cash impairment loss. The purpose of the second step is only to determine the amount of goodwill that should be recorded on the balance sheet. The recorded amounts of other items on the balance sheet are not adjusted.
     Approach Used / Judgments and Uncertainties
     We estimate the fair value of our reporting unit using “market” and “income” valuation approaches. The “market” valuation approach estimates our enterprise value, which is comprised of our market capitalization and the market value of our debt. The “income” valuation approach estimates our enterprise value using a net present value model, which discounts projected free cash flows (DCF) of our business at our weighted average cost of capital as the discount rate. We also consider a control premium that represents the estimated amount an investor would pay for our equity securities to obtain a controlling interest.
     The forecasted cash flows used in the DCF model contain inherent uncertainties, including significant estimates and assumptions related to growth rates, margins, working capital requirements, capital expenditures and cost of capital, which we base upon our five year business plans that we update annually, and long-term growth rate assumptions. We evaluate the estimates and assumptions we use in our DCF model on an ongoing basis and base them on our historical experience, third-party industry projections, economic forecasts, and other marketplace data we believe to be reasonable.
     While the timing of projected cash flows and other estimates and assumptions vary from year to year, the estimated fair value of our reporting unit determined using our DCF model for our annual impairment testing performed as of June 30, 2007, 2006, and 2005 varied by less than 10% from the average of those three estimated fair values.
     Effect if Actual Results Differ From Estimates and Assumptions
     The risk of a goodwill impairment loss may increase to the extent that our market capitalization and earnings decline. A decrease in our market capitalization, including due to a short-term decrease in our stock price, or a negative long-term performance outlook, could cause the carrying value of our reporting unit to exceed its fair value, which may result in an impairment loss.

     If our “market” valuation approach had been a hypothetical 10% lower as of June 30, 2007, we would not have been required to complete the second step of the goodwill impairment test during 2007. If our “income” valuation approach had been a hypothetical 10% lower as of June 30, 2007, we would not have been required to complete the second step of the goodwill impairment test during 2007. These effects of a hypothetical 10% decrease in valuation estimates are not intended to provide a sensitivity analysis of every potential outcome.
     The requirements of the goodwill impairment testing process are such that, in our situation, if the first step of the impairment testing process indicates that the fair value of the reporting unit is below its carrying value (even by a relatively small amount), the requirements of the second step of the test would result in a significant decrease in the amount of goodwill recorded on the balance sheet. This is due to the fact that, prior to our adoption on July 1, 2001, of Statement of Financial Accounting Standards No. 141, Business Combinations, and in accordance with then applicable accounting standards, we did not separately identify franchise rights associated with the acquisition of dealerships as separate intangible assets. In performing the second step, we are required by SFAS No. 142 to assign value to any previously unrecognized identifiable intangible assets (including such franchise rights, which are substantial) even though such amounts are not separately identified on our Consolidated Balance Sheet. Due to the fact that we would be required to allocate significant value to these franchise rights assets for the purpose of conducting the second step of the impairment testing, but we would not be permitted to record the franchise rights assets on the balance sheet, the remaining fair value that would be allocated to goodwill would be significantly reduced.
     In effect, we would be required by the second step of the impairment testing under SFAS No. 142 to reduce our goodwill by the amount of these previously unrecognized franchise rights assets, which are substantial (in addition to other adjustments to goodwill resulting from the impairment testing).
     Accordingly, if in future periods we are required to apply the second step of the impairment test, we believe that we would incur a significant non-cash impairment charge related to goodwill, which would likely have a material adverse impact on our Consolidated Financial Statements. A significant non-cash impairment charge, unless we obtain an amendment or waiver of our debt agreements, could also have an adverse impact on our ability to satisfy the financial ratios or other covenants under our debt and other agreements.

Attachment 2
Franchise Rights
     Description
     We believe our franchise rights assets have indefinite lives and, therefore, are not amortized, but are tested for impairment at least annually, or more frequently if events or circumstances indicate that impairment may have occurred, in accordance with SFAS No. 142. Our impairment test for franchise rights consists of comparing the estimated fair value of our franchise rights to their carrying amounts on an individual basis. As of December 31, 2007, we have $316.4 million of franchise rights on our Consolidated Balance Sheet.
     Approach Used / Judgments and Uncertainties
     We estimate the fair value of franchise rights primarily using a discounted cash flow (DCF) model. The forecasted cash flows used in the DCF model contain inherent uncertainties, including significant estimates and assumptions related to growth rates, margins, working capital requirements, capital expenditures and cost of capital, for which we utilize certain market participant-based assumptions, using third-party industry projections, economic projections and other marketplace data we believe to be reasonable.
     In 2007, we recorded $2.2 million ($1.4 million, net of tax) of impairment charges related to rights under a Jaguar store’s franchise agreement to reduce the carrying value of that store’s franchise agreement to estimated fair value. The decline in the fair value of this store’s franchise rights reflects the negative effect of historical performance of the store since our acquisition of it, as well as our expectations for the store’s future performance, resulting in a reduction in forecasted cash flows and growth rates used to estimate fair value.
     Effect if Actual Results Differ From Estimates and Assumptions
     We are subject to financial statement risk to the extent that our franchise rights become impaired due to decreases in the fair value of the related underlying business. The risk of a franchise rights impairment loss may increase to the extent that a store’s earnings or projected growth rates decline.
     A sustained decrease in a store’s performance, a negative long-term performance outlook, or an increase in the discount rate could result in the impairment of one or more of our franchise rights assets.

Attachment 3
Chargeback Reserve
     Description
     We may be charged back for commissions related to financing, insurance, or vehicle protection products in the event of early termination of the contracts by customers (“chargebacks”). These commissions are recorded as revenue at the time of the sale of the vehicles, net of an estimated liability for chargebacks.
     Approach Used / Judgments and Uncertainties
     We estimate our liability for chargebacks on an individual product basis using our historical chargeback experience, based primarily on cancellation data we receive from the third parties that sell and administer these products. Our estimated liability for chargebacks totaled $62.5 million at December 31, 2007, and $70.1 million at December 31, 2006.
     Effect if Actual Results Differ From Estimates and Assumptions
     Chargebacks are influenced by increases or decreases in early termination rates resulting from cancellation of vehicle protection products, defaults, refinancings, payoffs prior to maturity, and other factors. While we consider these factors in the estimation of our chargeback liability, actual events may differ from our estimates, which could result in a change in our estimated liability for chargebacks. A 10% change in our estimated chargebacks would have changed our estimated liability for chargebacks at December 31, 2007, by approximately $6.3 million.